COMMENTS RECEIVED ON 08/17/2023

FROM DANIEL GREENSPAN

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Enhanced International ETF, Fidelity Enhanced Large Cap Core ETF, Fidelity Enhanced Large Cap Growth ETF, Fidelity Enhanced Large Cap Value ETF, Fidelity Enhanced Mid Cap ETF, Fidelity Enhanced Small Cap ETF

POST-EFFECTIVE AMENDMENT NO. 107

1)

All Funds

C:

The Staff requests we briefly explain the references to predecessor funds.

R:

The references to predecessor funds are to mutual funds that will be reorganized into corresponding ETFs with identical investment objectives, fundamental investment policies and principal investment strategies. Each predecessor fund will be reorganized into the corresponding ETF effective November 17, 2023. Each predecessor fund’s prospectus was supplemented on June 28, 2023 with information regarding the reorganization and shareholders will receive an Information Statement containing more detailed information about the reorganization. Performance and other information for the predecessor funds will be disclosed in the ETFs’ Prospectus and SAI.

2)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm whether the fee tables will include information from each predecessor fund or an estimate for each ETF.

R:

The fee tables will include an estimate for each ETF.

3)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide any fee reimbursement or recoupment arrangements in a footnote, if applicable.

R:

Each fund will not have a fee waiver or expense reimbursement.

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Enhanced Small Cap ETF’s Statement of Additional Information (SAI):

“Fidelity Enhanced Small Cap ETF (the fund) is an actively-managed exchange-traded fund that seeks capital appreciation.”

C:

The Staff requests we disclose each fund is actively managed in the Principal Investment Strategies section in each Fund Summary, as is disclosed in each SAI.

R:

The “Principal Investment Strategies” section in the Fund Summary of each Fund’s Prospectus provides that the fund has a strategy of “[g]enerally using computer-aided, quantitative analysis of historical valuation, growth, profitability, and other factors to select a broadly diversified group of stocks that may have the potential to provide a higher total return than that of the [applicable index name].” In addition, the “Principal Investment Strategies” in each Fund’s Investment Details section contains disclosure that “[i]n buying and selling securities for the fund, the Adviser seeks to outperform [applicable index name].” Moreover, each fund has an investment objective to seek capital appreciation. Accordingly, we believe that each fund sufficiently discloses that it is actively managed.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Since each fund uses an enhanced indexing strategy, the Staff requests we include a discussion in the risk disclosure that the enhanced indexing may vary, and could vary significantly, from the performance of the index.

R:

Each fund uses quantitative analysis to select securities that may have the potential to outperform the applicable index. The risks of “quantitative investing” are discussed in each fund’s “Principal Investment Risks.”

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

Example from Fidelity Enhanced Small Cap ETF:

“Foreign Exposure.

Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.”

C:

If the fund intends to invest in emerging markets securities, the Staff requests we add appropriate risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the funds. As a result, the funds believe the current risk disclosure is appropriate.

7)

Fidelity Enhanced International ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Geographic Concentration in Japan.

Because the fund concentrates its investments in Japan, the fund's performance is expected to be closely tied to social, political, and economic conditions within Japan and to be more volatile than the performance of more geographically diversified funds.”

C:

If concentrating in Japan is a principal investment strategy, the Staff requests we disclose that in the “Principal Investment Strategies” section.

R:

The fund does not have a principal investment strategy of concentrating in Japanese securities. The “Geographic Concentration in Japan” risk disclosure will be replaced with the following risk disclosure:

“Geographic Exposure to Japan.

Because the fund invests a meaningful portion of its assets in Japan, the fund's performance is expected to be closely tied to social, political, and economic conditions within Japan and to be more volatile than the performance of more geographically diversified funds.”

8)

All Funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the

Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. Each fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

9)

All funds

C:

The Staff requests we file a legality opinion as exhibit (i) in the 485(b) filing for new funds.

R:

We will file the new legality opinion(s) as exhibit(s) to the registration statement.